Rosa Vieira
Senior Officer, Client Services
Telephone: 416.361.0930 ext. 227
Email: rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 6, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: METALLICA RESOURCES INC.

We are pleased to confirm that copies of the following materials were mailed to shareholders on the supplemental shareholder list on April 5, 2006.

1. Management’s Discussion and Analysis

2. Consolidated Financial Statements as at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003

Yours Truly,

EQUITY TRANSFER SERVICES INC.